CHINA CENTRAL TELEVISION

Sept. 20, 1999

Madame Alie Chang
Pac Pacific Group, Int'1
222 Amalfi Drive
Santa Monica, Ca 90902

Dear Madame Chang,

I am pleased to inform you that "The Outstanding Architect and Designer of the World" television Series in which you and your succesful design career in the United States was featured was the highlight of the celebration of the Year of the Architect in China. Our department received overwhelmingly positive response from viewers across the country. As you are aware, this program was broadcast during the conference of the Twentieth International Union of Architecture Congress last month and, because of the viewer response, this program has been rebroadcast no less than ten times and our viewership conservatively is in excess of 500 million.

Since you are the only residential interior architect featured and the only woman represented in this prominent group of 20 OUTSTANDING ARCHITECTS AROUND THE WORLD, YOUR SEGMENT WAS ESPECIALLY WELL received. You are truly an inspiration and an excellent roll model for young people, Alie.

Again we want to express our sincere appreciation to you for allowing us to interview you and for the programs you produce for our station. Your interviews with the famous American architects were outstanding both in content and visual impact. We look forward to cooperating with you in creating additional television programs.

Our best wishes to you and for continued success with your interior design and home improvement programs in China.

Very truly yours,

/s/ [Chinese Signature]
    Science Education Department